FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Notice to Stockholders, June 30 2005

2.	Letter to Citibank N.A. regarding Record Date, June 30, 2005

3.	Summary of Decisions of the Meeting of the Board of Directors, July 5, 2005

4.	Market Announcement

5.	Convocation, June 29, 2005

6.	Proposal of the Board of Directors to the Extraordinary General Meeting to be Held on July 29, 2005

7.	Calendar of Corporate Events – 2005

8.	Summary of Decisions of the Extraordinary General Meeting of Stockholders, July 29, 2005

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby inform our stockholders that the Board of Directors, in a meeting held on 29 June 2005, decided to pay interest on equity in respect of the year 2005, in accordance with Section 9 of Law 9249/95 of 26 December 1995, which shall be taken into account and offset in the calculation of the obligatory dividend, in accordance with Clause 29, Paragraph 2 of the Bylaws, in the amount of R$ 283,000,000.00 (two hundred and eighty-three million Reais), which corresponds to R$ 1.7460008031 per thousand shares. This amount will be paid in two equal parts, the first on or before 30 June 2006 and the second on or before 30 December 2006.

All stockholders whose names are on the company’s Nominal Share Register on 10 July 2005 will have the right to this payment, on which tax at 15% will be withheld at source of payment, other than for stockholders that are exempt from this withholding under current legislation.

The shares will trade with the exclusion of this benefit on 11 July 2005.

We remind stockholders of the importance of updating their registration information. This can be done by visiting any branch of Banco Itaú S.A. (the institution which administers Cemig’s system of registered nominal shares), taking their personal documents with them.

Belo Horizonte, 30 June 2005

Flávio Decat de Moura
Chief Financial and Investor Relations Officer

Companhia Energetica de Minas Gerais

Ms. Teresa Loureiro Stein
CITIBANK N.A.
388 Greenwich Street, 14th floor
New York, NY 10013 – Estados Unidos

Our Reference:	RI/00685/2005
Your Reference:	-	Date : 06/30/2005
Subject:	CEMIG’s RECORD DATE

Ms. Stein:

In compliance with the mandate letter (“Carta Mandato”) signed by Citibank and Cemig on July 10, 2000, the Board of Directors, in a meeting held on 29 June 2005, decided to pay interest on equity in respect of the year 2005, in the amount of R$ 283,000,000.00 (two hundred and eighty-three million Reais), which corresponds to R$ 1.7460008031 per thousand shares. This amount will be paid in two equal parts, the first on or before 30 June 2006 and the second on or before 30 December 2006.

Brazilian record date: 07/10/2005.

Sincerely,

/s/ Luiz Fernando Rolla
Luiz Fernando Rolla

Investor Relations Officer

Copy to: Orlando Viscardi – Banco Citibank S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company – CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

05 July 2005, at 10:30 a.m.

Summary of decisions

The Board of Directors of Cemig today approved participation by the company in the project for the construction and commercial operation of the 220kV, 200-km, double-circuit Charrua - Nueva Temuco transmission line, in Chile, and the constitution of a special purpose company, in association with Companhia Técnica de Engenharia Alusa.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Cemig to build transmission line in Chile

In the coming months, Cemig (Companhia Energética de Minas Gerais) will start construction of a transmission line between the cities of Charrúa and Temuco, in Chile, in partnership with the São Paulo electrical engineering company Alusa (Cia. Técnica de Engenharia Elétrica). The partnership won the public bid to build and operate the line in April of this year, beating three companies from Chile, Colombia and Spain.

Total planned investment in the construction works is US$60 million, and Cemig and Alusa will have annual revenue of US $6.5 million for the 20 years of the concession. For Cemig this achievement is a significant milestone – its entry into the international market.

The bid was held by the CDEC-SIC agency of Chile’s Mining Ministry (Centro de Despacho Econômico de Carga do Sistema Interligado Central), and was similar in structure to the transmission bids held by the Brazilian regulator, Aneel.

A special-purpose company, Transchile Charrúa Transmisión S.A., owned 51% by Alusa and 49% by Cemig, will be formed to build the 190-km double-circuit 220-kV transmission line, and will be responsible for its operation and maintenance for 20 years. Planned construction time is 37 months, with startup of commercial operation in July 2008.

Cemig and Alusa are also stockholders in the companies responsible for three transmission lines in Brazil’s state of Minas Gerais: the Irapé – Montes Claros line, the Irapé – Araçuaí line and the Itutinga – Juiz de Fora line. All three were awarded in Aneel tenders in recent years.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

EXTRAORDINARY MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting to be held on 29 July 2005, at 3:00pm, in the Company’s Head Office at Av. Barbacena, 1,200, 18th Floor, in the City of Belo Horizonte, State of Minas Gerais, Brazil, to decide on the following matters:

1 -            Approval of the Executive Summary Opinion on Accounting Valuation of the Fixed Assets Under Construction and Inventories of Cemig, prepared by SETAPE – Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda., and also the transfer of thesegoods from Cemig’s generation, transmission and distribution establishments, based on the book value at 31 December 2004, to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.; these amounts are registered in the account line Advance against future capital increase, in accordance with authorization bythe Extraordinary General Meeting of Stockholders of 30 December 2004;

2 -            Approval of the Book Value Valuation Opinion (opinion on the goods, rights and obligations of Cemig), prepared by Deloitte Touche Tohmatsu Auditores Independentes, and also approval of the transfer of the goods, rights and obligations of Cemig’s generation, transmission and distribution establishments, based on book value at 31 December 2004, to the wholly owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.; these amounts are registered in the account line Advance against future capital increase, in accordance with authorization by the Extraordinary General Meeting of Stockholders of 30 December 2004;

3 -            Authorization to pay in to the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. the amounts of R$ 622,264,939.92 (six hundred and twenty two million, two hundred and sixty four thousand, nine hundred and thirty nine Reais and ninety two centavos) and R$ 1,768,945,573.27 (one billion, seven hundred sixty eight million, nine hundred and forty five thousand, five hundred and seventy three Reais and twenty seven centavos), respectively, upon checking of the goods described and valued in the Valuation Opinions submitted to this Extraordinary General Meeting, these amounts being registered in the account line Advance against future capital increase;

4-             Authorization to pay in registered capital of the wholly-owned subsidiary Cemig Geração e Transmissão S.A. in the amount of R$ 15,491,000.00 (fifteen million four hundred and ninety one thousand Reais), by capitalization of the advances against future capital increase made in Brazilian currency, on 1 and 2 February, 2005;

5-             Authorization to pay in registered capital of the wholly-owned subsidiary Cemig Distribuição S.A. the amount of R$ 17,291,000.00 (seventeen million two hundred and ninety one thousand Reais), by capitalization of the advance for future capital increase made in Brazilian currency on 11 January 2005;

6 -            Authorization to increase the registered capital of the wholly-owned subsidiary Cemig Geração e Transmissão S.A. from R$ 2,259,029,418.98 (two billion two hundred and fifty nine million and twenty nine thousand four hundred and eighteen Reais and ninety eight centavos) to R$ 2,896,785,358.90 (two billion eight hundred and ninety six million seven hundred and eight five thousand three hundred and fifty eight Reais and ninety centavos), through issue of 637,755,939 (six hundred and thirty seven million seven hundred and fifty five thousand nine hundred and thirty nine) new common, nominal shares, all without par value;

7-             Authorization to increase the registered capital of the wholly-owned subsidiary Cemig Distribuição S.A. from R$ 475,761,214.37 (four hundred and seventy five million seven hundred and sixty one thousand two hundred and fourteen Reais and thirty seven centavos) to R$ 2,261,997,787.64 (two billion two hundred and sixty one million nine hundred and ninety seven thousand seven hundred and eighty seven Reais and sixty four centavos), by issue of 1,786,236,573 (one billion seven hundred and eight six million two hundred and thirty six thousand five hundred and seventy three) new nominal, common shares, all without par value;

8 -            Authorization for the consequent alteration in the head paragraph of Clause 5 of the bylaws of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

Any stockholder who wishes to be represented by proxy in the said General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the company’s bylaws, by depositing proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of Cemig at Av. Barbacena 1200, 19th Floor, B1 Wing, Belo Horizonte, State of Minas Gerais, Brazil, preferably by 27 July 2005, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, 29 June 2005.

Wilson Nélio Brumer

Chairman of the Board of Directors

Companhia Energetica de Minas Gerais

PROPOSAL OF THE BOARD OF DIRECTORS TO THE EXTRAORDINARY

GENERAL MEETING

TO BE HELD ON 29 JULY 2005.

Dear Stockholders:

Whereas:

a)     For Cemig to adapt to the new model for the electricity sector established by Law 10848, of 15 March 2004, its stockholding reorganization is necessary;

b) State Law 15290 of 4 August 2004 authorized the stockholding reorganization of Cemig through the creation of wholly-owned subsidiaries especially constituted to carry out the activities of generation, transmission and distribution, upon decision by the Board of Directors of the Company, maintaining Cemig in the role of a holding company having stockholding control of the companies to be created;

c) The Board of Directors of Cemig, through CRCA/105/2004, of 27 August 2004, approved the creation of two wholly-owned subsidiaries, named Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.;

d) Aneel Authorizing Resolution 407 of 20 December 2004 authorized the transfer of the concessions and the transfer of the stockholder’s equity of Companhia Energética de Minas Gerais – CEMIG, for the purposes of stockholding restructuring and segregation of the activities of generation, transmission and distribution of electricity, with the consequent transfer of goods, plant, premises, rights and obligations to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.;

e) The company Setape – Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda., appointed by the Extraordinary General Meeting of Stockholders of Cemig held on 16 September 2004, has concluded the services of valuation of the goods and the physical accounting reconciliation of the assets of Cemig, being the base for the transfer of the goods of Companhia Energética de Minas Gerais to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., as provided for by Section 8 of Law 6404/76;

f) The company Deloitte Touche Tohmatsu Auditores Independentes, appointed by the Extraordinary General Meeting of Stockholders of Cemig held on 13 December 2004, has concluded the services of valuation of Cemig’s rights and obligations, the opinion on which is to be used in the transfer of the rights and obligations of Companhia Energética de Minas Gerais to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., as provided for by Section 8 of Law 6404/76;

g) The Extraordinary General Meeting of Stockholders of Cemig held on 30 December 2004 and 18 February 2005 approved the transfer of the generation, transmission and distribution establishments of Companhia Energética de Minas Gerais to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., through the transfer of the moveable goods, land and sites, buildings and improvements and other real estate property, rights, obligations, employees, clientele and other elements related to theses activities, thewholly-owned subsidiaries becoming successors for all purposes and effects in the rights and also the obligations, notably the tax, social security and labor-law-related obligations of Cemig;

h) The Extraordinary General Meeting of Stockholders of Cemig held on 30 December 2004 authorized the transfer of the goods, rights and obligations of the generation, transmission and distribution establishments of Cemig for the amount of R$ 2,734,770,633.35 (two billion seven hundred and thirty four million, seven hundred and seventy thousand, six hundred and thirty three Reais and thirty five centavos), corresponding to the amount of the opinions approved in that EGM;

The same EGM authorized the registration in the account line Advance against future capital increase in Companhia Energética de Minas Gerais of the difference between the balance of the goods, rights and obligations of the generation, transmission and distribution establishments of Cemig on 31 December 2004 of R$ 5,158,763,146.54 (five billion one hundred and fifty eight million, seven hundred and sixty three thousand, one hundred and forty six Reais and fifty four centavos) and the value of the transfer authorized in excess of R$ 2,734,770,633.35 (two billion seven hundred and thirty four million seven hundred and seventy thousand six hundred and thirty three Reais and thirty five centavos), the result of which calculation is R$ 2,423,992,513.19 (two billion, four hundred and twenty three million, nine hundred and ninety two thousand, five hundred and thirteen Reais and nineteen centavos), which shall be paid in to the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., in 2005;

i) The goods, rights and obligations which constitute the result above, to be transferred from Cemig to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. at 31 December 2004 are as follows:

Item	Geração e Transmissão	Distribuição
Assets
Current assets
Cash and cash equivalents	15,491,000,00	17,291,000.00
Consumers and resellers	32,353,171,06	1,127,063,817.40
Concession holders — transport of energy	27,876,249,24
Consumers — RTE and “Part A”		327,267,562.56
Resellers — transactions on the MAE/CCEE	45,559,517,85
Expenses brought forward — CVA		(55,896,365.49)
Taxes able to be offset	11,431,042,49	9,640,650.25
Warehouse items/inventories	2,126,345.87	11,901,081.31
Other credits	25,511,499.39	59,576,015.37
	160,348,825.90	1,496,843,761.40

Long-term receivables
Expenses brought forward – CVA		(63,644,835.88)
Regulatory asset – PIS-PASEP/COFINS		361,082,028.00
Taxes able to be offset	26,678,951.86	102,325,695.69
Consumers RTE and “Part A”		1,032,600,700.81
Deferred tariff adjustment		437,758,713.10
Resellers – Transactions on the MAE/CCEE	588,280,953.73
Consumers and resellers		78,022,697.04
Tax credits	15,373,462.86	10,621,054.53
Other credits	9,496,893.67	32,960,833.30
	639,830,262.12	1,991,726,886.59
Property, plant and equipment
Investments	884,010,551.84	419,448.19
Fixed assets under construction	937,408,243.75	414,278,132.97
Special obligations	(109,178.70)	(32,076,115.45)
Deferred		498,742.09
	1,821,309,616.89	383,120,207.80
Total of goods and rights	2,621,488,704.91	3,871,690,855.79

Liabilities
Current liabilities
Suppliers	(230,115,787.78)	(397,808,667.30)
Taxes, charges and contributions	41,044,446.35	(174,037,730.97)
Dividends and Interest on Equity	(315,101,529.30)	(325,917,646.91)
Regulatory charges	(46,887,979.50)	(34,346,987.72)
Salaries and taxes and charges on payroll	(30,593,999.24)	(89,411,756.10)
Loans, financings, debentures and linked funds	(195,235,012.09)	283,642,162.29
Post-employment obligations	1,361,799.94	(4,904,428.84)
Other obligations	(19,719,296.42)	(102,101,573.41)
	(795,247,358.04)	(844,886,628.96)
Long-term liabilities
Taxes, charges and contributions	(211,415,665.80)	(351,908,471.29)
Suppliers		(245,872,988.53)
Loans, financings, debentures and linked funds	(962,686,823.36)	(576,528,498.28)
Post-employment obligations	24,873,206,20	13,738,959.85
Other obligations	(39,256,123.99)	(79,996,655.31)
	(1,188,485,406.95)	(1,240,567,653.56)
Total obligations	(1,983,732,764.99)	(2,085,454,282.52)

Net value to be transferred	637,755,939.92	1,786,236,573.27

f) The goods, rights and obligations to be transferred from Cemig’s generation, transmission and distribution establishments to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., are related to the objects of the subsidiariesas stated by the bylaws, and are, thus, all operational;

The Board of Directors proposes to submit the following decisions the Extraordinary General Meeting:

1-             Approval of the Executive Summary Opinion on Accounting Valuation of the Fixed Assets Under Construction and Inventories of Cemig, prepared by SETAPE – Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda., registered in the CNPJ under number 44.157.543/0001-92, with head office in São Paulo, São Paulo state, at Rua Henrique Schaumann 85, and also the transfer of these goods from Cemig’s generation, transmission and distribution establishments, based on the book value at 31 December 2004, to the wholly-owned subsidiary Cemig Geração e Transmissão S.A. for the amount of R$ 939,534,589.62 (nine hundred and thirty nine million, five hundred and thirty four thousand, five hundred and eighty nine Reais and sixty two centavos) and to the wholly-owned subsidiary Cemig Distribuição S.A., for the amount of R$ 426,179,214.28 (four hundred and twenty six million, one hundred and seventy nine thousand, two hundred and fourteen Reais and twenty eight centavos), these amounts being registered in the account line Advance against future capital increase, in accordance with authorization by the Extraordinary General Meeting of Stockholders of 30 December 2004

2-             Approval of the Valuation Opinion at Book Value (valuation opinion on goods, rights and obligations of Companhia Energética de Minas Gerais – CEMIG), as provided for by Section 8 of Law 6404/76, prepared by the company Deloitte Touche Tohmatsu Auditores Independentes, with head office in São Paulo, SP, at Rua José Guerra 127, and branch office in Belo Horizonte, Minas Gerais state, at Rua Paraíba 1122, 20th and 21st Floors, registered in the CNPJ under number 49.928.567/0001-11, and also the transfer of the goods, rights andobligations of Cemig’s generation, transmission and distribution establishments, based on book value at 31 December 2004, to the wholly-owned subsidiary Cemig Geração e Transmissão S.A., for the negative net amount of R$ 317,269,649.70 (three hundred and seventeen million, two hundred and sixty nine thousand, six hundred and forty nine Reais and seventy centavos), and to the wholly-owned subsidiary Cemig Distribuição S.A., for the net positive amount of R$ 1,342,766,358.99 (one billion, three hundred and forty two million, seven hundred and sixtysix thousand, three hundred and fifty eight Reais and ninety nine centavos), these amounts being registered in the account line Advance against future capital increase, in accordance with the authorization of the Extraordinary General Meeting of Stockholders of 30 December 2004;

3-             Authorization to pay into the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A. the amounts of R$ 622,264,939.92(six hundred and twenty two million, two hundred and sixty four thousand, nine hundred and thirty nine Reais and ninety two centavos) and of R$ 1,768,945,573.27 (one billion, seven hundred and sixty eight million, nine hundred and forty five thousand, five hundred and seventy three Reais and twenty seven centavos), respectively, upon checking of the goods described and valued in the Valuation Opinions submitted to this Extraordinary GeneralMeeting, as established by paragraph 1 of Section 251 of Law 6404/76, these amounts being registered in the Account Line Advance against future capital increase;

4-             Authorization to pay into the registered capital of the wholly-owned subsidiary Cemig Geração e Transmissão S.A. the amount of R$ 15,491,000.00 (fifteen million, four hundred and ninety one thousand Reais), by capitalization of the advances against future capital increase made in Brazilian currency on 1 and 2 February, 2005

5-             Authorization to pay into the registered capital of the wholly-owned subsidiary Cemig Distribuição S.A., the amount of R$ 17,291,000.00 (seventeen million, two hundred and ninety one thousand Reais), by capitalization of the advance for future capital increase made in Brazilian currency on 11 January 2005;

6-             Authorization to increase the registered capital of the wholly-owned subsidiary Cemig Geração e Transmissão S.A. from R$ 2,259,029,418.98 (two billion, two hundred and fifty nine million twenty nine thousand four hundred and eighteen Reais and ninety eight centavos) to R$ 2,896,785,358.90 (two billion eight hundred and ninety six million seven hundred and eighty five thousand three hundred and fifty eight Reais and ninety centavos), through issue of 637,755,939 (six hundred and thirty seven million, seven hundred and fifty five thousand nine hundred and thirty nine) new nominal common shares, all without par value. The issue price of the shares to be issued is R$ 1.00 (one Real) each. The shares shall be subscribed at sight, against checking of the goods described and valued in the Valuation Opinions approved in this Extraordinary General Meeting and capitalization of the advance for future capital increase made in Brazilian currency;

7-             Authorization to increase the registered capital of the wholly-owned subsidiary Cemig Distribuição S.A. from R$ 475,761,214.37 (four hundred and seventy five million seven hundred and sixty one thousand two hundred and fourteen Reais and thirty seven centavos) to R$ 2,261,997,787.64 (two billion, two hundred and sixty one million nine hundred and ninety seven thousand seven hundred and eighty seven Reais and sixty four centavos), this increase being in the amount of 1,786,236,573.27 (one billion seven hundred and eighty six million two hundred and thirty six thousand five hundred and seventy three Reais and twenty sevencentavos) through the issue of 1,786,236,573 (one billion seven hundred and eight six million two hundred and thirty six thousand five hundred and seventy three) new nominal common shares without par value, the issue price of the shares to be issued being R$ 1.00 (one Real) each. The shares will be subscribed at sight, upon checking of the goods described and valued in the Valuation Opinions Approved by this EGM and capitalization of the advance for futurecapital increase made in Brazilian currency;

8-             Authorization to change the head paragraph of Clause 5 of the bylaws of Cemig Geração e Transmissão S.A., to the following:

“Clause 5: The company’s registered capital is R$ 2,896,785,358.90 (two billion eight hundred and ninety six million seven hundred and eighty five thousand three hundred andfifty eight Reais and ninety centavos), represented by 2,896,785,358 (two billion eight hundred and ninety six million seven hundred and eighty five thousand three hundred and fifty eight) nominal common shares without par value.”;

9-             Authorization to change the head paragraph of Section 5 of the bylaws of Cemig Distribuição S.A. to the following:

“Clause 5: The company’s registered capital is R$ 2,261,997,787.64 (two billion two hundred and sixty one million nine hundred and ninety seven thousand, seven hundred and eighty seven Reais and sixty four centavos), represented by 2,261,997,787 (two billion two hundred and sixty one million nine hundred and ninety seven thousand seven hundred and eighty seven) nominal common shares, without par value.”

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and the company, for which reason the Board of Directors hopes that it will be approved by yourselves, the stockholders.

Belo Horizonte, 29 June 2005.

Djalma Bastos de Morais

Vice-Chairman

Aécio Ferreira da Cunha

Board Member

Alexandre Heringer Lisboa

Board Member

Andréa Paula Fernandes

Board Member

Antônio Luiz Barros de Salles

Board Member

Carlos Augusto Leite Brandão

Board Member

Francelino Pereira dos Santos

Board Member

Haroldo Guimarães Brasil

Board Member

José Augusto Pimentel Pessôa

Board Member

Maria Estela Kubitschek Lopes

Board Member

Nilo Barroso Neto

Board Member

Fernando Lage de Melo

Board Member

Francisco Sales Dias Horta

Board Member

INVESTORS RELATIONS SUPERINTENDENCE - IR

CALENDAR OF CORPORATE EVENTS - 2005

Information About the Company

Name:	Companhia Energética de Minas Gerais – CEMIG
Head office address:	Av. Barbacena, 1200 – Bairro Santo Agostinho 30161-970- Belo Horizonte – MG, Brazil
Web address	www.cemig.com.br
Finance, Participations and Investor Relations Director	Name: Flávio Decat de Moura E-mail: flaviodecat@cemig.com.br Telephone: 55-31-3299-4903 Fax: 55-31-3299-3832
Newspapers and other publications where corporate acts are published	Minas Gerais – in Belo Horizonte/MG O Tempo – in Belo Horizonte/MG Gazeta Mercantil – in São Paulo/SP

Annual Balance Sheets and Consolidated Balance Sheets for year ending on
12/31/2004.

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005
Availability to shareholders	03/10/2005
Publication	04/10/2005

Standard Balance Sheets for year ending on 12/31/2004

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005

Annual Information for year ending on 12/31/2004

Event	Date
Submission to the São Paulo Stock Exchange	05/29/2005

Quarterly Information

Event	Date
Submission to the São Paulo Stock Exchange
• for First Quarter	05/13/2005
• for Second Quarter	07/29/2005
• for Third Quarter	11/14/2005

Annual General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of AGM to the São Paulo Stock Exchange together with the Administration Proposal.	04/13/2005
Publication of the Public Announcement of AGM	04/13/2005
Annual General Shareholders’ Meeting date	04/29/2005
Submission of the primary decisions of the AGM to the São Paulo Stock Exchange	04/29/2005
Submission of the minutes of the AGM to the São Paulo Stock Exchange	05/09/2005

Extraordinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	02/02/2005
Publication of the Public Announcement of EGS	02/03/2005
General Shareholders’ Meeting date	02/18/2005
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	02/18/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/28/2005

Extraordinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	07/13/2005
Publication of the Public Announcement of EGS	07/14/2005
General Shareholders’ Meeting date	07/29/2005
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	07/29/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	08/08/2005

Public Meeting with Analysts

Event	Dates/Locations
Presentation of Results 2004	03/11/2005	CEMIG
Public meeting with analysts, open to other	03/15/2005	APIMEC, Belo
interested parties.	08:00 a.m.	Horizonte – MG
Public meeting with analysts, open to other	03/15/2005	APIMEC, São Paulo –
interested parties.	04:00 p.m.	SP
Public meeting with analysts, open to other	03/16/2005	APIMEC, Rio de
interested parties.	05:00 p.m.	Janeiro – RJ
Public meeting with analysts, open to other	03/17/2005	ABAMEC, Rio de
interested parties.	08:30 a.m.	Janeiro – RJ
Public meeting with analysts, open to other	03/18/2005	APIMEC, Brasília –
interested parties.	08:00 a.m.	DF
Public meeting with analysts, open to other	03/22/2005	APIMEC,
interested parties.	08:30 a.m.	Florianópolis – SC
Public meeting with analysts, open to other	03/22/2005	APIMEC, Porto
interested parties.	05:00 p.m.	Alegre – RS
Public meeting with analysts, open to other	03/31/2005	APIMEC, Fortaleza -
interested parties.	06:00 p.m.	CE
X Public Meeting with analysts - APIMEC	May 12th, 2005 at	Belo Horizonte – MG
	May 14th, 2005	visit to the Capim
Branco Power Plant

Meeting of the Board of Directors

Subject	Date
348[a] Board of Directors Meeting date	02/02/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/02/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	03/03/2005

Decisions:

1.               To authorize the signature of amendments to the consortium constitution contracts of the Aimorés, Funil, Porto Estrela, Queimado and Igarapava hydroelectric power plants, assigning Cemig’s rights and obligations in relation to them to Cemig Geração e Transmissão S.A.

2.               To submit to the Extraordinary General Meeting of Stockholders to be held on 18 February 2005 the following proposal:

a)              To ratify the transfer, from Cemig to the wholly-owned subsidiary Cemig Geração e Transmissão S.A., of the debt relating to the two issues of debentures subscribed by the State of Minas Gerais, the proceeds of which were invested in the construction of the Irapé Hydroelectric power plant.

b)             To ratify maintenance of the counter-guarantee offered by the State of Minas Gerais to the Federal Government of Brazil for the debt contracted by Cemig and payable to KfW and the Inter-American Development Bank and for the debt arising from the restructuring of the foreign debt which gave rise to the Contract for Acknowledgment and Consolidation of Debt signed under Resolution 98/1992, of the Brazilian Senate, transferred to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A.

c)              To ratify the approval of the transfers which are the subject of the Extraordinary General Meeting held on 30 December 2004, the individual amounts of which are greater than or equal to 20 (twenty) times the minimum limit established by the bylaws for authorization by the Board of Directors of Cemig.

3.               To grant annual leave to the Chief Energy Generation and Transmission Officer.

4.               To grant annual leave to the Chief Planning, Projects and Construction Officer.

5.               To authorize closure of the Operational Agreement for the Guilman-Amorim hydroelectric power plant.

6.               To authorize signing of the Electricity Sale Chamber (CCEE) Arbitration Convention.

Meeting of the Board of Directors

Subject	Date
349[a] Board of Directors Meeting date	03/07/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/07/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 03/17/2005

Decisions:

1.               Report of Management and Financial Statements for the business year of 2004.

2.               Proposal of the Board of Directors to the Annual General Meeting to be held on or before 30 April 2005.

3.               Construction of the Irapé – Montes Claros low voltage transmission line.

4.               Advances against future capital increases to the companies Usina Termelétrica Barreiro S.A. (Barreiro Thermo-electric generation plant) and CEMIG PCH S.A. (Cemig Small Hydroelectric Plants).

5.               Contracting with Deloitte Touche Thomatsu for the services of auditing of accounts of the Irapé Construction Consortium (re-ratification of the respective CRCA).

6.               Signature of Agreement and Amendment relating to the Contract to build the Pai Joaquim PCH (Small Hydroelectric Plant).

7.               Construction of the Irapé-Araçuaí low voltage transmission line.

Meeting of the Board of Directors

Subject	Date
350[a] Board of Directors Meeting date	03/30/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/30/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 04/10/2005

Decisions:

1.               Advance against future capital increase of the Usina Termelétrica Barreiro S.A..

2.               Internal staff reassignment agreement between CEMIG/Rosal Energia S.A./Gasmig/Efficientia S.A.

Meeting of the Board of Directors

Subject	Date
351[a] Board of Directors Meeting date	04/15/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/15/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 04/25/2005

Decisions:

1.     To grant annual paid leave to the Chief Distribution and Sales Officer.

2.     To sign amendments to electricity distribution concession contracts Nºs. 002, 003, 004 and 005/05.

3.     To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with Banco do Brasil S.A. for refinancing of debt.

4.     To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with the banks Credit Suisse First Boston and BNP Paribas for refinancing of debt.

Meeting of the Board of Directors

Subject	Date
352[a] Board of Directors Meeting date	04/20/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/20/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 04/30/2005

Decisions:

1.               Proposal for acquisition of holdings in transmission companies

Meeting of the Board of Directors

Subject	Date
353[a] Board of Directors Meeting date	05/20/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	05/20/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 05/30/2005

Decisions:

1.               Operational agreement for assignment of personnel between Cemig, Gasmig and Rosal Energia S.A.

2.               Cancellation of PRCAs (proposals by the Board of Directors).

3.               Early settlement of the contract with UHESC S.A. for purchase and sale of shares in UHE Sá Carvalho S.A.

4.               Concession of annual remunerated leave to the Chief Energy Distribution and Sales Officer: Cancellation of PRCA.

5.               Signature of Commitment Undertaking with Cia. de Saneamento de Minas Gerais – Copasa.

Meeting of the Board of Directors

Subject	Date
354[a] Board of Directors Meeting date	06/02/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/02/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 06/10/2005

Decisions:

1.               Refinancing of the debt of the company and its subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. becoming due in the period June through December 2005.

2.               Authorization to file suit for recovery of undue taxation (PIS, Pasep and Cofins), and contracting – the matter being exempt from the requirement for tender proceedings – of a law firm specialized in tax law.

3.               Guarantee in the contracting of the loan for refinancing of the debt.

4.               Subcontracting of the services of the Independent Auditors for accounting and tax review of the companies of the Shahin Group.

Meeting of the Board of Directors

Subject	Date
355[a] Board of Directors Meeting date	06/29/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/29/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 07/08/2005

Decisions:

1)     Signature of a Deed of Undertaking with the Minas Gerais Forests Institute (IEF/MG) and the Municipality of Grão Mogol.

2)     Advance against future capital increase in Usina Termelétrica Barreiro S.A.

3)     Creation of a Public Interest Civil Organization (OSCIP).

4)     Payment of Interest on Equity.

5)     Signature of a Technical-Scientific Cooperation Agreement for the development of the “Minas Gerais Prize for Conservation and Rational Use of Energy”.

6)     Granting of annual paid leave to the Chief Corporate Management Officer.

7)     Granting of annual paid leave to the Executive Vice-Chairman.

8)     Granting of annual paid leave to the Chief Financial and Investor Relations Officer.

9)     Granting of annual paid leave to the Chief Planning, Projects and Construction Officer / Re-ratification of CRCA.

10)   Unbundling: Approval of the Valuation Opinions that give valuations of the goods, rights and obligations of the Generation, Transmission and Distribution assets of Cemig; approval of the transfer of these goods, rights and obligations to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.; and approval of increases in the registered capital, and changes in the Bylaws, of Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

Meeting of the Board of Directors

Subject	Date
356[a] Board of Directors Meeting date	07/05/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	07/05/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 07/15/2005

Decisions:

1)              Approved participation by the company in the project for the construction and commercial operation of the 220kV, 200-km, double-circuit Charrua - Nueva Temuco transmission line, in Chile, and the constitution of a special purpose company, in association with Companhia Técnica de Engenharia Alusa.

Meeting of the Board of Directors – DATE FORECAST

Agenda	Date
Sundry matters	08/03/2005
Sundry matters	08/25/2005
Sundry matters	09/29/2005
Sundry matters	10/27/2005
Sundry matters	11/30/2005
Sundry matters	12/15/2005

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company – CNPJ 17.155.730/0001-64

The Extraordinary General Meeting of Stockholders

29 July 2005, at 3:00 p.m.

Summary of decisions

The Extraordinary General Meeting of Stockholders approved the Proposal of the Board of Directors which deals with the following matters:

1.               the Executive Summary Opinion on Accounting Valuation of the Fixed Assets Under Construction and Inventories of Cemig, prepared by SETAPE – Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda., and also the transfer of these goods from Cemig’s generation, transmission and distribution establishments, based on the book value at 31 December 2004, to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.; these amounts are registered in the account line Advance against future capital increase, in accordance with authorization by the Extraordinary General Meeting of Stockholders of 30 December 2004;

2.               the Book Value Valuation Opinion (opinion on the goods, rights and obligations of Cemig), prepared by Deloitte Touche Tohmatsu Auditores Independentes, and also approval of the transfer of the goods, rights and obligations of Cemig’s generation, transmission and distribution establishments, based on book value at 31 December 2004, to the wholly owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.; these amounts are registered in the account line Advance against future capital increase, in accordance with authorization by the Extraordinary General Meeting of Stockholders of 30 December 2004;

3.               Authorization to pay in to the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. the amounts of R$ 622,264,939.92 (six hundred and twenty two million, two hundred and sixty four thousand, nine hundred and thirty nine Reais and ninety two centavos) and R$ 1,768,945,573.27 (one billion, seven hundred sixty eight million, nine hundred and forty five thousand, five hundred and seventy three Reais and twenty seven centavos), respectively, upon checking of the goods described and valued in the Valuation Opinions submitted to this Extraordinary General Meeting, these amounts being registered in the account line Advance against future capital increase;

4.               Authorization to pay in registered capital of the wholly-owned subsidiary Cemig Geração e Transmissão S.A. in the amount of R$ 15,491,000.00 (fifteen million four hundred and ninety one thousand Reais), by capitalization of the advances against future capital increase made in Brazilian currency, on 1 and 2 February, 2005;

5.               Authorization to pay in registered capital of the wholly-owned subsidiary Cemig Distribuição S.A. the amount of R$ 17,291,000.00 (seventeen million two hundred and ninety one thousand Reais), by capitalization of the advance for future capital increase made in Brazilian currency on 11 January 2005;

6.               Authorization to increase the registered capital of the wholly-owned subsidiary Cemig Geração e Transmissão S.A. from R$ 2,259,029,418.98 (two billion two hundred and fifty nine million and twenty nine thousand four hundred and eighteen Reais and ninety eight centavos) to R$ 2,896,785,358.90 (two billion eight hundred and ninety six million seven hundred and eight five thousand three hundred and fifty eight Reais and ninety centavos), through issue of 637,755,939 (six hundred and thirty seven million seven hundred and fifty five thousand nine hundred and thirty nine) new common, nominal shares, all without par value;

7.               Authorization to increase the registered capital of the wholly-owned subsidiary Cemig Distribuição S.A. from R$ 475,761,214.37 (four hundred and seventy five million seven hundred and sixty one thousand two hundred and fourteen Reais and thirty seven centavos) to R$ 2,261,997,787.64 (two billion two hundred and sixty one million nine hundred and ninety seven thousand seven hundred and eighty seven Reais and sixty four centavos), by issue of 1,786,236,573 (one billion seven hundred and eight six million two hundred and thirty six thousand five hundred and seventy three) new nominal, common shares, all without par value;

8.               Authorization for the consequent alteration in the head paragraph of Clause 5 of the bylaws of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Flávio Decat de Moura
		Name:	Flávio Decat de Moura
		Title:	Chief Financial Officer and Investor Relations Officer

Date: August 3, 2005